EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
California Resources Corporation:
We consent to the use of our report dated February 26, 2018, with respect to the consolidated balance sheets of California Resources Corporation and subsidiaries as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2017, included in California Resources Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, incorporated herein by reference.

/s/ KPMG LLP
Los Angeles, California
August 6, 2018